Exhibit 99.2.v

Third Quarter Report

September 30, 2006

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operations

Contact Diamond Corporation (“Contact Diamond” or the “Company”) reported a net loss of $1,514,268, or $0.03 per share, in the third quarter of 2006 compared to a net loss of $1,499,251, or $0.04 per share, in the third quarter of 2005.  For the year-to-date, Contact Diamond incurred a net loss of $2,699,450 or $0.07 per share, compared to a net loss of $3,625,573, or $0.11 per share, in the first nine months of 2005.  Contact Diamond does not have any revenue generating activities and its largest expenses are exploration expenditures.

The table below summarizes exploration expenditures by project for the three and nine month period ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Diamond Exploration
Timiskaming Diamond Project	$275,123	$431,800	$630,562	$2,808,017
RAM Diamond Project	133,075	69,876	149,869	755,567
IC (and TIM) Diamond Project	283,447	189,616	701,401	522,052
MIP Diamond Project	368,637	500,000	398,063	500,000
Other	5,550	115,169	32,143	230,963
	$1,065,832	$1,306,461	$1,912,038	$4,816,599

Timiskaming Diamond Project

The Company’s 100%-owned Timiskaming Diamond Project straddles the Ontario-Quebec border in the region of Timiskaming Shores, approximately 500 kilometers north of Toronto.  Timiskaming is the Company’s lead project, and currently comprises over 135,000 hectares of staked claims or optioned mining patents.

During the third quarter of 2006, field exploration charges decreased to $275,123 from $431,800 in the third quarter of 2005.  Charges incurred were related to the mobilization and commencement of the summer 2006 exploration program at Timiskaming, including programs of integrated till sampling, prospecting and claim staking.  This work is ongoing, and the Company expects to renew drill testing of several kimberlite targets identified, or confirmed, during this program in the late fall and early winter.  The Company has authorized a $2 million program of work for the Timiskaming Diamond Project in 2006, with a focus being the new 49,000 hectare Elk Lake claim package.

IC (and TIM) Diamond Project

The IC project is a joint venture with Trigon Exploration Canada Ltd. (“Trigon”) in the Kugaaruk/Committee Bay region of Nunavut.  Trigon is the project operator.  The adjacent TIM property is subject to a letter of intent dated September 21, 2004 between Trigon and a joint venture comprising of Committee Bay Resources and Indicator Minerals Inc.  Trigon has a 51% interest in the diamond rights to the TIM property, which lies within the area of interest defined by the Trigon-Contact IC joint venture agreement, giving Contact the right to earn its commensurate share of Trigon’s interest.

Contact Diamond currently holds a 51% interest in the IC project, and has the right to earn up to 60% by funding a further $3 million of exploration expenditure.

During the third quarter of 2006, IC (and TIM) field exploration charges amounted to $283,447 compared to $189,616 in the third quarter of 2005.  2006 charges related to costs associated with two concurrent summer 2006 exploration programs designed to follow up both the kimberlitic indicator mineral (“KIM”) anomalies discovered during the 2005 exploration program, and the IC polymetallic showing discovered at the same time.  Activities included prospecting and close infill sampling on 50m centers designed to test for the presence of multiple kimberlite sources associated with the IC KIM anomalies, and geophysics and geochemical sampling on the IC polymetallic showing. In addition, an additional 16,685 hectares of claims were acquired by the joint venture. To date, only modest results have been obtained from sampling of the polymetallic zone. Results on the kimberlite exploration program are outstanding. The Committee Bay/Kugaaruk region of Nunavut has emerged as one of Canada’s premier diamond exploration districts, and Contact Diamond and Trigon consider the discovery of the source of the IC KIM anomalies to be a high priority.

RAM (and SHU) Diamond Project

RAM is a joint venture project with Trigon, in the southeastern Slave region of the Northwest Territories.  Contact Diamond has earned a 53.23% interest in RAM.  The SHU project lies to the south of RAM within the area of interest defined by the Contact Diamond-Trigon joint venture agreement.  Funding of the RAM (and SHU) project is proportionate with each participant’s interest. Trigon is the project operator.

Field exploration charges amounted to $133,075 during the third quarter of 2006 compared to $69,876 during the third quarter of 2005.  Exploration at RAM in 2005 was successful in confining the likely source of high-interest KIM anomalies previously observed at RAM to a narrow search area of approximately six square kilometers.  During February of this year, the project operator acquired an additional 6,896 hectares of staked claims, recently lapsed, adjoining the eastern margin of this search area to complete its enclosure on all sides and provide a definitive cut-off to the KIM anomalies.  In addition to the $133,075 spent on field exploration, Contact provided Trigon with an advance of $116,925, which represents Trigon’s proportionate share of third quarter exploration.  In accordance with the joint venture agreement, Trigon repaid the advance on November 2, 2006 and the amount is recorded as an accounts receivable in the accompanying financial statements.

Exploration charges incurred during the third quarter were associated with the renewal of prospecting and close spaced sampling within the six square kilometer target area. Joint venture approval to conduct drill testing on kimberlite targets on the RAM project will be considered following receipt of the results of this work. Also within the third quarter, the project operator conducted a limited two hole drill program on two high priority geophysical targets at the head of a KIM train on the adjacent SHU property.  No kimberlite was intersected.

MIP Diamond Project

The MIP Diamond Project is a generative diamond exploration project conducted in joint venture with Stornoway Diamond Corporation (“Stornoway”) and located in south-central Baffin Island. Stornoway and Contact Diamond co-fund MIP equally for respective 50% interests, and Stornoway is the project operator.

During the third quarter of 2006, MIP field exploration charges amounted to $368,637 compared to $500,000 in the third quarter of 2005.  During the third quarter the project operator mobilized a drill program to test several of the 14 geophysical targets identified in a 2005 airborne magnetic survey.  No kimberlite was intersected and no further work is planned.

General and Administrative

Total general and administrative expenditures (i.e. all other non-exploration expenses) in the third quarter of 2006 increased significantly to $480,558 from $209,478 in the third quarter of 2005.  The majority of the increase relates to costs of $285,239 incurred by the Company as a result of its acquisition by Stornoway Diamond Corporation.  The remaining difference is mainly attributable to a decrease in miscellaneous costs in the third quarter of 2006 as compared to the same quarter in 2005.

Acquisition by Stornoway Diamond Corporation

On July 24, 2006, the Company announced that it had entered into a support agreement with Stornoway Diamond Corporation (“Stornoway’) pursuant to a bid by Stornoway for any and all outstanding shares of the Company (the “Offer”).  Under the terms of the Offer, each Contact shareholder who tendered their shares under the Offer, received 0.36 of a Stornoway share per Contact share representing $0.45 per Contact share or a 16% premium to Contact’s 20 day volume weighted average share price as at July 21, 2006.  Agnico-Eagle Mines Limited (‘‘Agnico-Eagle’’), which held approximately 31% of the outstanding Contact Shares, and all of the directors and officers of Contact, who collectively held approximately 2% of the outstanding Contact Shares, entered into lock-up agreements pursuant to which each agreed to validly and irrevocably tender its Contact Shares in acceptance of the Offer.

As of October 31, 2006, approximately 93% of outstanding Contact Diamond shares were tendered to Stornoway under the Offer.

Liquidity and Capital Resources

At September 30, 2006, Contact Diamond’s cash and cash equivalents and restricted cash were $1,641,714, compared to $2,461,194 at December 31, 2005.  As of September 30, 2006, Contact Diamond was required to spend an amount of $2,062,906 on eligible Canadian exploration expenditures (2005 — nil) as a result of the 2006 flow-through share private placement.  The Company used all of its restricted cash funded by the 2004 and 2005 flow-through share private placements on exploration expenditures by December 31, 2005.  Currently, the Company does not have enough cash on hand to meet its flow-through share commitments.  In association with the proposed acquisition of the outstanding shares of the Company by Stornoway Diamond Corporation and the associated support agreement between Contact and Stornoway, the Company expects to enter into a short term inter company loan with Stornoway to ensure the Company meets its obligations to its flow-through unit holders.

On April 26, 2006, Contact Diamond entered into flow-through share private placement agreements with various investors, whereby the Company issued an aggregate of 8,750,000 common shares to the investors for aggregate cash proceeds of $3.9 million.  The proceeds of the private placement, combined with the Company’s current cash balance, are sufficient to fund currently planned 2006 expenditures. Any further expenditures will be results driven and will require additional financing.

Although Contact Diamond enters into agreements that require work commitment payments in order to earn ownership interests in certain properties, Contact Diamond has full discretion in deciding which payments it will make and bases such decisions on, among other things, drilling and other geological results.  Accordingly, Contact Diamond has no contractual commitments relating to its exploration expenditures.

Transactions with Related Parties

Prior to completion of the Offer, Contact Diamond’s largest shareholder was Agnico-Eagle Mines Limited (“Agnico-Eagle”); a public company listed on the Toronto and New York Stock Exchanges, which, prior to tendering its shares to the Offer, owned directly, approximately 31% of the shares of the Company.  In the past, Agnico-Eagle has funded Contact Diamond’s exploration activities and as a result, the Company has had $3,902,111 in loans outstanding to Agnico-Eagle.  During the third quarter, the loan balance increased by $1,000,000 to $4,902,111 to allow the Company to provide 50% of a $2 million deposit (the “Offer Deposit”) placed in trust in connection with Stornoway’s offer to purchase the outstanding shares of Ashton Mining of Canada Ltd. dated August 10, 2006, as amended, and an associated lock-up agreement with two subsidiaries of Rio Tinto plc. dated July 21, 2006. The Offer Deposit was ultimately used to pay for Ashton shares acquired by Stornoway under the Ashton Offer and the $1,000,000 advanced by the Company then became a debt owing from Stornoway to Contact. The $1,000,000 owing from Stornoway is recorded as a receivable in the accompanying financial statements. Subsequent to quarter-end, Stornoway repaid the $1,000,000 amount owing to Contact and Contact repaid a portion of its debt to Agnico-Eagle with the proceeds of the repayment. Agnico-Eagle has previously waived interest on its loans to Contact however, subsequent to tendering its shares to the Offer, Agnico-Eagle informed the Company that it would begin accruing interest on the outstanding loan at 8% per annum.

Critical Accounting Estimates

Stock-Based Compensation

The Company’s existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares.  Share options have exercise prices equal to the market price at the grant date.  The fair value of these stock options is recorded as an expense and is recognized in income over the life of the applicable vesting period depending on the terms of the option agreements.  Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company’s share price and the expected life of the stock options.  Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants.

Outstanding Securities

The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at October 31, 2006 were exercised:

Common shares outstanding at October 31, 2006	43,873,365
Employees’ stock options	3,802,000
47,675,365

Summary of Quarterly Results

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005

Net income (loss) for the period	$(1,514,268)	$(1,216,251)	$31,069	$(1,166,138)
Net income (loss) per share (basic & diluted)	$(0.03)	$(0.03)	$—	$(0.05)

	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004

Net income (loss) for the period	$(1,499,251)	$(1,676,444)	$(449,878)	$(1,253,111)
Net income (loss) per share (basic & diluted)	$(0.04)	$(0.05)	$(0.01)	$(0.03)

145 King Street East, Suite 500

Toronto ON, M5C 2Y7

Phone:  416-947-1212

Fax:  416-367-4681

CONTACT DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Canadian dollars)	September 30, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents	$—	$2,461,194
Restricted cash (note 3)	1,641,714	—
Accounts receivable (notes 5)	1,116,925	—
Prepaid expenses and sundry receivables	49,192	54,263
Total current assets	2,807,831	2,515,457

Investment	165,818	380,000
Capital asset - furniture, net	4,655	5,395
Capital asset - building, net	82,700	86,114
	$3,061,004	$2,986,966

Liabilities
Current
Accounts payable and accrued liabilities	$32,836	$1,262,688
Loans payable to shareholder	4,902,111	3,902,111
Total current liabilities	4,934,947	5,164,799

Shareholders’ Deficiency
Capital stock (note 4)
Authorized - Unlimited common shares, without par value
Issued - Common shares - 43,873,365 (2005 - 35,106,125)	83,948,416	80,010,916
Stock options	2,931,312	2,812,697
Contributed surplus	19,366,111	19,366,111
Deficit	(108,119,782)	(104,367,557)
	(1,873,943)	(2,177,833)
	$3,061,004	$2,986,966

CONTACT DIAMOND CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Canadian dollars)	2006	2005	2006	2005
		(Restated - Note 7)		(Restated - Note 7)
Income
Interest and other income	$32,122	$16,688	$80,955	$65,203
	$32,122	16,688	80,955	65,203

Expenses
Exploration expense	1,065,832	1,306,461	1,912,038	4,816,599
Shareholders’ information	29,227	26,427	212,256	159,618
Transfer agent fees	9,415	5,546	23,503	19,200
Legal and audit fees	31,298	18,628	90,437	124,767
Directors’ fees	15,013	23,250	81,063	33,300
Management salaries and benefits	88,478	98,241	283,286	204,696
Stock-based compensation	23,178	12,547	118,615	52,684
Depreciation	1,385	2,087	4,154	3,876
Office and other	(2,675)	22,752	198,979	67,336

Other expenses
Stornoway transaction costs	285,239	—	417,634	—
Investment write-down	—	—	214,182	—
Net loss before tax recovery	(1,514,268)	(1,499,251)	(3,475,192)	(5,416,873)

Other income
Income tax recovery	—	—	775,742	1,791,300
Net loss for the period	$(1,514,268)	$(1,499,251)	$(2,699,450)	$(3,625,573)

Deficit, beginning of period	(106,605,514)	(101,668,120)	(104,367,557)	(97,750,498)

Share and warrant issue costs	—	(28,960)	(1,052,775)	(1,820,260)

Deficit, end of period	$(108,119,782)	$(103,196,331)	$(108,119,782)	$(103,196,331)

Net loss per share (note 3)	$(0.03)	$(0.04)	$(0.07)	$(0.11)

CONTACT DIAMOND CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Canadian dollars)	2006	2005	2006	2005
	(Restated - Note 7)		(Restated - Note 7)
Operating Activities
Net loss for the period	$(1,514,268)	$(1,499,251)	$(2,699,450)	$(3,625,573)
Add (deduct) items not affecting cash:
Tax recovery	-	-	(775,742)	(1,791,300)
Stock based compensation	23,178	12,547	118,615	52,684
Depreciation	1,385	2,087	4,154	3,876
Investment write-down	-	-	214,182	-
Changes in non-cash working capital balances:
Prepaid expenses and sundry receivables	(20,932)	(23,901)	5,071	(13,966)
Accounts receivable	(1,116,925)	-	(1,116,925)	-
Accounts payable and accrued liabilities	(612,360)	507,727	(1,229,852)	483,957
Income and capital taxes payable	-	854	-	969
Cash used in operating activities	(3,239,922)	(999,937)	(5,479,947)	(4,889,353)
Investing Activity
Purchase of capital assets	-	-	-	(9,422)
Decrease (increase) in restricted cash	1,849,012	(1,641,714)
Increase in loan payable to shareholder (note 5)	1,000,000	-	1,000,000	-
Cash provided by (used in) investing activities	2,849,012	-	(641,714)	(9,422)
Financing Activities
Common shares issued	-	2,035,000	3,937,500	2,035,000
Share and warrant issue costs	-	(28,960)	(277,033)	(28,960)
Cash provided by financing activities	-	2,006,040	3,660,467	2,006,040
Net increase (decrease) in cash and cash equivalents	(390,910)	1,006,103	(2,461,194)	(2,892,735)
Cash and cash equivalents, beginning of period	390,910	1,588,194	2,461,194	5,487,032
Cash and equivalents, end of period	$-	$2,594,297	$-	$2,594,297

CONTACT DIAMOND CORPORATION
Notes to Interim Consolidated Financial Statements

1.             Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in Canadian dollars following the accounting policies as set out in the fiscal 2005 annual consolidated financial statements.

The unaudited interim consolidated financial statements do not conform in all material respects to the requirements of generally accepted accounting principles for annual financial statements.  Accordingly, these unaudited interim financial statements should be read in conjunction with the fiscal 2005 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2006 and the results of operations and cash flows for the three and nine month periods ended September 30, 2006.

The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is dependent upon the financial support from its parent company and/or its ability to obtain third party financing.  The accompanying consolidated financial statements have been prepared on the basis that the Company will be able to continue to realize its assets and discharge its liabilities in the normal course of business and do not reflect any adjustments that may be required if this assumption proves to be incorrect.

2.              Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.              Capital Stock

On April 26, 2006, the Company entered into flow-through share private placement agreements with various investors, whereby the Company issued an aggregate of 8,750,000 (2005 — 3,700,000) common shares to the investors for aggregate cash proceeds of $3.9 million (2005 — $2.0 million). Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares.  In 2005, the Company used all restricted cash funded by the 2004 and 2005 private placements through exploration expenditures.  Therefore, the Company used all restricted cash funded by the 2004 and 2005 private placements through exploration expenditures.  Therefore, the Company’s restricted cash balance as of September 30, 2006 relates fully to the current-year private placement.

Weighted average number of shares for purposes of calculating basic and diluted net loss per share is 39,481,125 for the nine-month period ended September 30, 2006 (2005 - 32,048,347) and 43,856,125 for the three-month period ended September 30, 2006 (2005 - 33,692,792).  The Company’s employee stock options are anti-dilutive and thus have not been included in the determination of net loss per share.

The following table presents the maximum number of common shares that would be outstanding if all equity instruments outstanding at September 30, 2006 were exercised:

Common shares outstanding at September 30, 2006	43,873,365
Employees’ stock options	3,802,000
47,675,365

4.     Acquisition of Outstanding Shares by Stornoway Diamond Corporation

On July 24th, 2006 the Company announced that it had entered into a support agreement with Stornoway Diamond Corporation (“Stornoway’) pursuant to a bid by Stornoway for any and all outstanding shares of the Company (the “Offer”).  Under the terms of the Offer, each Contact shareholder who tendered their shares under the Offer, received 0.36 of a Stornoway share per Contact share representing $0.45 per Contact share or a 16% premium to Contact’s 20 day volume weighted average share price as at July 21, 2006.  Agnico-Eagle Mines Limited (‘‘Agnico-Eagle’’), which held approximately 31% of the outstanding Contact Shares, and all of the directors and officers of Contact, who collectively held approximately 2% of the outstanding Contact Shares, entered into lock-up agreements pursuant to which each agreed to validly and irrevocably tender its Contact Shares in acceptance of the Offer.

As of October 31, 2006, approximately 93% of outstanding Contact Diamond shares were tendered to Stornoway under the Offer.

5.              Related Party Transactions

During the third quarter, the loan due to shareholder increased by $1,000,000 to $4,902,111 to allow the Company to provide 50% of the “Offer Deposit” under the terms of Stornoway’s offer to purchase the outstanding shares of Ashton dated August 10, 2006 and an associated lock-up agreement with two subsidiaries of Rio Tinto plc. dated July 21, 2006 (as subsequently amended on September 1st 2006) (the “Ashton Offer”). The Offer Deposit was ultimately used to pay for Ashton shares acquired by Stornoway under the Ashton Offer and the $1,000,000 advanced by the Company then became a debt owing from Stornoway to the Company. The $1,000,000 owing from Stornoway as at September 30, 2006 is included in accounts receivable.

Subsequent to quarter-end, Stornoway repaid the $1,000,000 amount owing to Contact and Contact repaid a portion of its debt to Agnico-Eagle with the proceeds of the repayment. Agnico-Eagle has previously waived interest on its loans to Contact however, subsequent to tendering its shares to the Offer, Agnico-Eagle informed the Company that it would begin accruing interest on the outstanding loan at 8% per annum.

6.              Income Taxes

The Company has financed a portion of its exploration activities through the issuance of flow-through shares pursuant to which the Company renounces the right to claim the exploration expenditures for tax purposes in an amount equal to the gross proceeds of the flow-through share issue and the tax deductibility of the exploration expenditures is effectively transferred to the investors.  The Company is required to use the proceeds of the flow-through issues to incur eligible Canadian exploration expenditures.  Proceeds received from such issuance have been credited to capital stock and the related exploration expenditures are expensed as incurred.

The Company is required to record future income tax liabilities relating to the expenses renounced pursuant to the flow-through shares issue as such expenses are renounced in favour of the shareholders.  When the Company has loss carry-forwards and/or deductible temporary differences that it has not recognized in previous years, the Company reverses the valuation allowance against that portion of its unrecognized future tax assets as a recovery of income taxes in the consolidated statements of loss and deficit.

7.              Restatement of Interim Consolidated Financial Statements

The Company has restated the comparative interim consolidated statements of loss and deficit to conform to the accounting policy for the issuance of flow through shares described in note 3.  This resulted in an increase in income tax recovery and share and warrant issue costs of $1,791,300 for the nine months ended September 30, 2005.